13386 International Pkwy

Jacksonville, FL 32218

(904) 741-5400

April 28, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cadre Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 15, 2023
Response Dated April 12, 2023
File No. 001-40698

Ladies and Gentlemen:

Cadre Holdings, Inc. is submitting the following responses to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated April 19, 2023 (the “Comment Letter”), regarding the Company’s Form 10-K, for the fiscal year ended December 31, 2022, filed with the Commission on March 15, 2023 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in the Comment Letter in bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Non-GAAP Measures, page 7

1.	We note your response to prior comment 1, including the draft disclosure you intend to provide regarding Adjusted EBITDA less capital expenditures and Adjusted EBITDA Conversion Rate. Please help us understand how you determined that these non-GAAP measures which exclude cash payments are a performance measure rather than a liquidity measure. In this regard, we reference your proposed disclosure that the measure "provides investors with important information about your core, recurring cash generation trends", the adjustments are not generated from the income statement, the adjustments are cash-based rather than accrual-based, and your non-GAAP conversion rate uses this measure as the numerator.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has determined to no longer present the non-GAAP measures Adjusted EBITDA less capital expenditures and Adjusted EBITDA Conversion Rate in its future Annual Reports on Form 10-K filings, Quarterly Reports on Form 10-Q filings, Current Reports on Form 8-K filings, earnings releases and other presentations.

2.	If you conclude that the non-GAAP measure is being presented as a liquidity measure, please revise future filings to reconcile it to cash flow from operations and a conversion rate using a comparable GAAP measure, as applicable, with prominence. Your disclosures should fully comply with Rule 10(e)(1)(ii)(a) of Regulation S-K and Question 102.09 of the C&DI related to Non-GAAP Measures.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that if the Company concludes that a non-GAAP measure is being presented as a liquidity measure, the Company will undertake to include in its future filings a reconciliation to cash flow from operations and a conversion rate using a comparable GAAP measure, as applicable, with prominence, as well as in compliance with Rule 10(e)(1)(ii)(a) of Regulation S-K and Question 102.09 of the C&DI related to Non-GAAP Measures.

Please direct any questions regarding the Company’s responses or the Registration Statement to the undersigned at (904) 741-1742 or at blaine.browers@safariland.com.

Very truly yours,

/s/ Blaine Browers
Blaine Browers
Chief Financial Officer

cc:	Warren B. Kanders, Cadre Holdings, Inc. Robert L. Lawrence, Kane Kessler, P.C.